Filed pursuant to Rule 424(b)(3)
Registration File No. 333-186111

FRANKLIN BSP REALTY TRUST, INC.

AMENDED AND RESTATED DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

SUPPLEMENT NO. 1, DATED FEBRUARY 21, 2023
TO THE PROSPECTUS, DATED DECEMBER 20, 2021

This prospectus supplement (“Supplement No. 1”), is part of the prospectus of Franklin BSP Realty Trust, Inc. (the “Company”), dated December 20, 2021 (the “Prospectus”). This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus and should be read in conjunction with the Prospectus. Terms used in this Supplement No. 1 and not otherwise defined herein have the same meanings as set forth in the Prospectus.

Effective February 21, 2023, the Company changed the Plan Administrator for the Company’s Amended and Restated Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”). The purpose of this Supplement No. 1 is to amend the disclosure in the Prospectus to reflect that American Stock Transfer & Trust Company, LLC is now the Plan Administrator and to update the fees associated with enrollment and participation in the Plan.

The following disclosure updates disclosure throughout the Prospectus regarding the identity and contact information of the Plan Administrator.

[Plan Summary, page 5]

Plan Administrator and Who to Contact with Questions	If you have any questions about the Plan, please call the Plan Administrator, American Stock Transfer & Trust Company, LLC. You can telephone the Plan Administrator toll-free within the United States and Canada by calling (877) 573-4006. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available Monday through Friday, between the hours of 8:00 a.m. and 8:00 p.m. Eastern Time (except holidays).

[Question 14, page 12]

Payment by Check. You may make Optional Cash Investments in our common stock by sending to the Plan Administrator a check for the purchase of additional shares. The check must be made payable to “American Stock Transfer & Trust Company, LLC,” drawn on a U.S. bank and payable in U.S. dollars. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, the Plan Administrator is unable to accept checks clearing through non-U.S. banks. All checks should be sent to the Plan Administrator, at the address for transaction processing provided in Question 28. The Plan Administrator will not accept cash, money orders, traveler’s checks or third party checks. If payment is made by check, your check should be accompanied by your completed Request for Investment that has been signed by Franklin BSP Realty Trust, Inc.

[Questions 14, 23, 24 and 25 on pages 12, 14 and 15]

All references to the Plan Administrator’s phone number are revised to be (877) 573-4006.

[Question 28, page 17]

28.	Who administers the Plan? How do I contact them?

Administration of the Plan is conducted by the individual (who may be an employee of our Manager), bank, trust company or other entity (including our company) appointed from time to time by us to act as administrator of the Plan. American Stock Transfer & Trust Company, LLC is the current Plan Administrator. The Plan Administrator is responsible for administering the Plan, receiving all your cash investments, maintaining records of account activities, issuing statements of account and performing other duties required by the Plan. The number of shares credited to your account under the Plan will be shown on your statement of account.

You may contact the Plan Administrator by:

Internet

You can obtain information and perform certain transactions on your Plan account on our website at www.fbrtreit.com.

Telephone

You can telephone the Plan Administrator toll-free within the United States and Canada by calling (877) 573-4006. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available Monday through Friday, between the hours of 8:00 a.m. and 8:00 p.m. Eastern Time (except holidays).

Mail

You may write to the Plan Administrator at the following address:

For inquiries and transaction processing, to:

American Stock Transfer & Trust Company, LLC

Attn: Plan Administration Dept.

6201 15th Avenue

Brooklyn, NY 11219

You should be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Franklin BSP Realty Trust, Inc on all correspondence.

The following disclosure updates disclosure throughout the Prospectus regarding the fees associated with enrollment and participation in the Plan.

[Question 10, page 9]

10.       Are there fees associated with participation in the Plan?

Yes. The fees below apply to your enrollment and participation in the Plan. These fees are payable to the Plan Administrator and we do not receive any part of these fees.

	Fees Paid By You (Per Transaction)
	If Purchases are Made Directly from Us	If Purchases (Sales) are Made in the Open Market
Service fee for Optional Cash Investments made via check or wire transfer	$5.00	$5.00
Service fee for sale of shares (partial or full) or termination	—	$20.00
Commission on all purchases and sales of shares	$0	$0.12 per share
Return check or failed electronic payment fee (see Question 20 for additional details)	$25.00	$25.00